Exhibit 17.2

Bruce A. Snow Director Resignation Letter

To whom it may concern:

I hereby resign as a member of the board of directors of the following corporations:

The Seneca Gaming Corporation

The Seneca Niagara Falls Gaming Corporation

I do so because I understand it to be a request of the newly elected government.  I further understand that if I do not resign, I will be removed from office by Tribal Council resolution.  No one from the newly elected government has spoken to me.

If it were my choice, I would continue to serve the people of the Seneca Nation by continuing to serve as a Director of the above-mentioned corporations.

/s/ Bruce A. Snow
Bruce A. Snow
12/10/04

Fax to:

President’s Office, Seneca Nation of Indians:  716-532-6272

Mickey Brown, Seneca Gaming Corporation:  716-299-1200